                                                                    EXHIBIT 15

                     [THE TURNER CORPORATION LETTERHEAD]

                                                                 August 20, 1999
To Our Stockholders:

     I am pleased to inform you that The Turner Corporation has entered into an Agreement and Plan of Merger with HOCHTIEF AG and Beta Acquisition Corp. As provided for in this agreement, Beta Acquisition Corp. has commenced a tender offer to purchase all of your shares of Turner common stock for $28.625 per share in cash. The terms and conditions of the tender offer are set forth in the enclosed Offer to Purchase. Instructions as to how to tender your shares are set forth in the Offer to Purchase and the accompanying Letter of Transmittal. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, September 17, 1999.

     The tender offer also covers the outstanding convertible preference stock held by EBSPSW Holding AG for $28.625 per share multiplied by the number of shares of Turner common stock issuable upon conversion.

     If successful, the tender offer will be followed by the merger of Beta Acquisition Corp. into Turner. In this merger, all non-tendered shares of common stock will be converted into the right to receive $28.625 per share in cash, without interest. If you do not tender your shares in the tender offer, you will have the right to dissent from the merger and receive the "fair value" of your shares. This amount may be higher or lower than $28.625.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND THE MERGER, UNANIMOUSLY DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, TURNER'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

     In arriving at its recommendations, Turner's board of directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that has been filed with the Securities and Exchange Commission. These factors include the opinion of PaineWebber Incorporated, the financial adviser retained by the board of directors, to the effect that the proposed cash consideration to be received by the shareholders in the tender offer and merger is fair to such shareholders from a financial point of view. A copy of the PaineWebber opinion is attached to the Schedule 14D-9.

     In a separate arrangement, certain directors and executive officers of Turner, as well as Turner's largest shareholder EBSPSW Holding AG, have agreed to tender their shares and to vote their shares in favor of the merger. These persons have also granted Beta Acquisition Corp. an option to purchase their shares at the same cash consideration to be paid in the tender offer and the merger. These stockholders beneficially own shares representing approximately 23.8% of the outstanding shares, assuming conversion of the preference shares.

     The merger opens up tremendous opportunities for both HOCHTIEF and Turner. HOCHTIEF is a much larger and more broadly-based company than Turner. In addition to construction, HOCHTIEF is among the world leaders in providing comprehensive infrastructure engineering design, general construction and post-construction operating management services. It has an excellent worldwide reputation as a total project leader.

     Your board of directors and management thank you for your loyalty and support over the years.

                                          Very truly yours,

                                          /s/ E.T. Gravette, Jr.
                                          ------------------------------------
                                          E.T. Gravette, Jr.
                                          Chairman and Chief Executive Officer